Jamie S. Miller Vice President and Controller GE 3135 Easton Turnpike Fairfield, CT 06828 USA T+1 203 373 2444 F+1 203 373 3005 jamie.miller@ge.com

Via EDGAR

September 10, 2010

Mr. Jeff Jaramillo
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-6010

Re:	General Electric Company
Form 10-K for the Fiscal-Year ended December 31, 2009
Filed February 19, 2010
File No. 001-00035

Dear Mr. Jaramillo:

We are responding to your comment letter dated August 13, 2010, to Keith Sherin, Vice Chairman and Chief Financial Officer of General Electric Company (“GE” or the “Company”) relating to the above documents.

For ease of reference, we have repeated the Staff’s comments in bold text preceding each response.

Form 10-K for the Fiscal-Year ended December 31, 2009

Financing Receivables, page 47

1.
We note your response to our prior comments 2 and 4. In the last paragraph of your response we note where you state that the increased levels of nonearning receivables are not a direct input into the general component of your reserve. Please explain to us why you do not factor into your general allowance component the increased levels of nonearning receivables and the associated trends of these increasing levels, as this is an indicator of current general economic conditions and risk in the loan portfolio. As part of your response, please also tell us whether your general reserve methodology considers historical charge-off rates.

Response:

As noted in our response to prior comment 4, the increased levels of nonearning receivables are not a direct input into the general component of our reserves since nonearning receivables are classified as impaired loans and subject to specific reserve measurement and cannot be subject to a general reserve pursuant to ASC 310-10-35-34.

(1)

Our general reserve component for the collective non-impaired portfolio is based upon a formulaic approach, utilizing a model for estimating probable incurred losses. This model converts economic forecasts into real estate market forecasts that are calibrated by market and asset class using historical industry loss data. The model then uses the real estate market forecasts to project expected performance of a loan based on key loan portfolio metrics, including debt service coverage (DSC) ratios, loan-to-value (LTV) ratios, origination date, asset class, and location. The model also considers the risk that the borrower is unable to refinance the loan at its maturity date based on lending liquidity conditions in the market. We periodically evaluate the effectiveness of the model in capturing current market risk, and make manual adjustments to the model output as necessary to reflect the inherent risk of loss in the non-impaired loan portfolio. As such, the general reserve inherently considers the same current general economic conditions and risks in the loan portfolio that are driving the increased levels of nonearning receivables.

The probable incurred losses estimated using our general reserve methodology are based on estimated probability of default and loss given default. These estimates consider trends in LTV and DSC ratios as described above, as well as industry historical volatility data related to property performance. As such, it reflects industry historical loss data, updated for current economic and market conditions.

2.
Additionally, please provide us with an analysis of your general reserve compared to financial receivables subject to this general reserve, by financial receivable category at December 31, 2008, December 31, 2009, March 31, 2010, and June 30, 2010. Please discuss the reasons for any trends and fluctuations from period to period. Also, discuss how and why these trends support that your allowance for loan losses allocated to these financial receivables were reasonable for each of the aforementioned periods.

Response:

We supplementally advise the Staff that our general reserve compared to financing receivables subject to the general reserve (“general reserve coverage ratio”) at December 31, 2008, December 31, 2009, March 31, 2010, and June 30, 2010 was as follows:

(2)

	June 30, 2010			March 31, 2010			December 31, 2009			December 31, 2008
($ in millions)	Fin. Rec. Subject to Gen. Res.	General Reserve	Gen. Res. Ratio (%)	Fin. Rec. Subject to Gen. Res.	General Reserve	Gen. Res. Ratio (%)	Fin. Rec. Subject to Gen. Res.	General Reserve	Gen. Res. Ratio (%)	Fin. Rec. Subject to Gen. Res.	General Reserve	Gen. Res. Ratio (%)

CLL
Americas	$89,906	$721	0.8%	$93,456	$688	0.7%	$84,518	$615	0.7%	$103.982	$522	0.5%
Europe	35,030	182	0.5	38,854	218	0.6	40,244	228	0.6	39,855	193	0.5
Asia	11,451	106	0.9	12,257	107	0.9	12,828	114	0.9	16,483	112	0.7
Other	2,712	8	0.3	2,776	12	0.4	2,822	11	0.4	3,137	4	0.1
Total CLL	$139,099	$1,017	0.7	$147,343	$1,025	0.7	$140,412	$968	0.7	$163,457	$831	0.5

Consumer
Non-U.S. residential
mortgages	$47,543	$841	1.8	$52,388	$877	1.7	$58,097	$933	1.6	$60,236	$379	0.6
Non-U.S. installment
and revolving
credit	21,369	919	4.3	24,035	1,088	4.5	24,805	1,144	4.6	24,224	1,049	4.3
U.S. installment and
revolving credit	42,143	2,505	5.9	42,574	2,970	7.0	22,787	1,607	7.1	27,436	1,668	6.1
Non-U.S. auto	9,956	223	2.2	12,003	292	2.4	13,319	306	2.3	16,586	203	1.2
Other	9,332	156	1.7	10,386	209	2.0	11,152	205	1.8	11,338	212	1.9
Total Consumer	$130,343	$4,644	3.6	$141,386	$5,463	3.8	$130,160	$4,195	3.2	$139,820	$3,511	2.5

Real Estate	$35,725	$353	1.0	$40,107	$338	0.8	$38,323	$477	1.2	$45,894	$230	0.5

EFS	7,347	29	0.4	7,693	25	0.3	7,607	25	0.3	8,101	32	0.4

GECAS	12,235	35	0.3	12,513	39	0.3	13,101	104	0.8	12,932	58	0.4

For the periods presented above, our CLL, Consumer, and Real Estate businesses represent approximately 94% of our average total financing receivables subject to a general reserve and 98% of our total general reserve balance, respectively. Our general reserve coverage ratio increased from December 31, 2008, to June 30, 2010, across each of these businesses reflecting the deterioration in the overall economic environment experienced during this period. Furthermore, it is consistent with the total reserve coverage ratios during this period. Our overall Consumer general reserve coverage ratio declined from 3.8% at March 31, 2010 to 3.6% at June 30, 2010, consistent with recent observed Consumer portfolio asset quality improvement, especially in our U.S. installment and revolving portfolio. We provide further detail for the general reserve coverage ratios in our businesses below.

CLL - Americas. The general reserve coverage increased from 0.5% at December 31, 2008, to 0.7% at December 31, 2009, primarily attributable to a decline of approximately 19% in the overall financing receivables subject to a general reserve, as collections have exceeded new originations, combined with overall deterioration in the portfolio. This deterioration was evidenced by an increase in loss severity in our leveraged finance portfolio, primarily with customers in the media and industrial markets, and our equipment portfolios, primarily associated with customers in the construction and office imaging industries. In addition, we observed increased pressure on our marine and large recreational vehicle inventory finance portfolio where general reserve coverage increased by 34%.

The general reserve coverage ratio increased slightly from 0.7% at December 31, 2009, to 0.8% at June 30, 2010, due to a continued reduction in financing receivables subject to general reserve combined with increased loss severity in our leveraged finance portfolio, as described above, and our franchise hospitality and restaurant portfolio.

(3)

CLL - Europe. The general reserve coverage ratio increased slightly at December 31, 2009, relative to December 31, 2008, as reserve balances were impacted by higher loss severity, particularly in Germany and in our leveraged finance portfolio, partially offset by the effects of the acquisition of Interbanca S.p.A. in 2009 in which the acquired financing receivables were recognized at fair value.

In the first six months of 2010, Europe experienced improvement in delinquency rates for financing receivables subject to the general reserve and its general reserve coverage ratio remained flat at June 30 as compared to December 31, 2009.

CLL - Asia. Our commercial lending and leasing portfolio in Asia experienced a slight increase in its general reserve coverage ratio at December 31, 2009, relative to December 31, 2008. While we have seen a $3.7 billion decline in financing receivables, as collections have exceeded originations, the remaining balances subject to the general reserve require higher reserve coverage due to their relative aging profile. The general reserve coverage ratio has been stable from 2009 into 2010 due to stabilization in the level of financing receivables subject to a general reserve, write-offs, delinquency rates, and loss experience.

Consumer – Non-U.S. residential mortgages. The increase in the general reserve coverage ratio from December 31, 2008 to December 31, 2009 reflects the deterioration in the European housing market, primarily in the U.K., which is our largest mortgage portfolio, with a smaller impact from Spain. In both markets we saw increased delinquency rates and reductions in housing prices. The vast majority of our U.K. mortgage loans are subject to mortgage insurance. From December 31, 2009 to June 30, 2010, the general reserve coverage ratio increased only slightly due to signs of stabilization in the U.K. housing market and a decline in the overall financing receivables subject to a general reserve.

Consumer – Non-U.S. installment and revolving credit. The increase in the general reserve coverage ratio from December 31, 2008 to December 31, 2009, resulted from the effects of increased delinquencies in Europe and Australia, partially offset by the effects of business dispositions. The slight decline in the general reserve coverage ratio from December 31, 2009 to June 30, 2010, is attributable to the effects of loan repayments and reduced originations.

Consumer – U.S. installment and revolving credit. The increase in the general reserve coverage ratio at December 31, 2009 compared to December 31, 2008 is due to a decline in the overall financing receivables balance subject to the general reserve combined with continued deterioration in our U.S. portfolio in connection with rising unemployment and an increase in delinquency rates. Overall financing receivable balances subject to the general reserve declined as consumers took steps to deleverage and we reduced lines of credit where necessary.

The decrease in the general reserve coverage ratio at June 30, 2010 compared to March 31, 2010 and December 31, 2009 is primarily attributable to recent improvements in delinquency rates and write-offs.

Real Estate. The general reserve as a percent of financing receivables subject to the general reserve has generally increased since December 31, 2008, reflecting overall deterioration in commercial real estate values and property cash flows.

(4)

We perform semi-annual valuations of the collateral underlying our Real Estate financing receivables in the first and third quarters each year. This is supplemented during the second and fourth quarters with specific valuation updates for higher-risk properties. In the fourth quarter of 2009, the results of the higher-risk valuation update indicated additional valuation declines of approximately 9% in the U.S. since the comprehensive third-quarter 2009 valuation update was performed. As described previously, we incorporate current data regarding loan collateral values and cash flows into our general reserve estimate, which for the fourth quarter 2009 included updates based on the valuation declines seen in the portfolio which increased the general reserve. In the first quarter 2010, our semi-annual valuation update resulted in the migration of the inherent loss estimate to specific reserves. As a result, in the first quarter 2010, we did not require the same levels of general reserves.

The increase in general reserve as a percent of financing receivables subject to the general reserve in the second quarter of 2010 was driven by a reduction in the Real Estate financing receivables balance due to loan payoffs and impairments, as well as an increase in the probability of default for loans maturing within the next 16 months.

EFS. At December 31, 2009, EFS experienced a slight decline in its general reserve coverage ratio compared to December 31, 2008, attributable to a decline of approximately $0.5 billion in the overall financing receivables subject to a general reserve, as well as improvements in the probability of defaults on its portfolio.

At June 30, 2010, compared to March 31, 2010, EFS experienced a decline of approximately $0.3 billion in the overall financing receivables subject to a general reserve and improvements in the probability of defaults on its portfolio. However, the general reserve coverage ratio increased slightly at June 30, 2010, relative to March 31, 2010, due to a minor decline in credit ratings within the portfolio.

GECAS. The general reserve coverage ratio increased at December 31, 2009, relative to December 31, 2008, as a result of increased loss severity in the portfolio. This was due to a decline in aircraft values and an increased probability of default in the portfolio.

The decline in the general reserve coverage ratio subsequent to December 31, 2009, was primarily due to the write-off of an unsecured exposure on a customer that was expected to and subsequently did file bankruptcy.

3.
We note from your response to our prior comment 3 that the increase in nonearning receivables in your CLL-Europe business was primarily attributable to the January 2009 acquisition of Interbanca S.p.A. You state that approximately $0.3 billion of loans acquired with this transaction were placed on cost recovery and classified as nonearning and since no allowance for losses carried over upon acquisition for these loans, this is what caused the decline in the ratio of the allowance for losses as a percent of nonearning receivables from 83.5% at December 31, 2008 to 39.4% at December 31, 2009. Also, you state that the ratio of the allowance for losses to nonearning receivable, absent amounts related to the acquisition of Interbanca S.p.A. at March 31, 2010, compared to December 31, 2008, was flat. Based on the amount identified in your response of $0.3 billion attributable to the January 2009 Interbanca S.p.A. acquisition, it appears that there are additional contributing factors that significantly caused the decline in the ratio of the allowance for losses as a percent of nonearning receivables in your CLL-Europe business. As previously requested, please quantify for us the allowance as a percent of nonearning receivables for the CLL-Europe business absent the acquisition of Interbanca S.p.A., and compare the ratio of prior periods (i.e. December 31, 2009 to December 31, 2008 and March 31, 2010 to

(5)

December 31, 2008) and discuss the reason for any trends and fluctuations. Additionally, please revise future filings to address our comment.

Response:

The allowance as a percent of nonearning receivables at December 31, 2008, December 31, 2009, and March 31, 2010, in CLL-Europe absent the acquisition of Interbanca S.p.A., is provided in the table below.

December 31, 2008	December 31, 2009	March 31, 2010

83.5%	68.7%	83.6%

The decline in the ratio of the allowance to nonearning receivables at December 31, 2009 from December 31, 2008 was primarily attributable to new nonearning accounts with higher levels of collateral value, requiring lower levels of specific reserves relative to the remaining impaired loan population. Specifically, within our senior secured lending portfolio, 11 additional accounts were nonearning at December 31, 2009, representing a nonearning balance of approximately $250 million and a corresponding specific reserve balance of approximately $115 million, respectively.

The increase in this ratio at March 31, 2010, compared to December 31, 2009, was primarily driven by the resolution of 9 of these highly collateralized accounts, representing nonearning and specific reserve balances at December 31, 2009 of approximately $181 million and $83 million, respectively. These amounts included 4 accounts that were restructured, classified and reported as impaired and troubled debt restructurings, and are paying currently in accordance with the revised terms with income recognized on a cash basis (thus no longer classified as nonearning). The remaining 5 accounts were either removed from nonearning at March 31, 2010 as a result of the loans being sold at or in excess of net carrying value or adjusted downward as a result of write-offs.

In future filings, we will more fully explain the cause of the variance in the financing receivable ratios and provide additional data to the extent these ratios are significantly affected by future acquisitions.

4.
Reference is made to your response to our prior comment 7. In the last paragraph to this response you state that the allowance for loan losses related to the consumer loans included in the short-term modification programs is not materially different from that which would have been calculated had you applied the requirements of ASC 310-10 (SFAS 114). In future filings please provide a similar disclosure consistent with your last paragraph to this response.

Response:

We acknowledge the Staff’s comment and will include such disclosure in future filings.

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5.
Reference is made to your response to our prior comment 8 where you state that the data related to re-default experience is considered in your overall reserve adequacy review. In future filings please provide a similar disclosure consistent with the aforementioned statement.

Response:

We acknowledge the Staff’s comment and will include such disclosure in future filings.

6.
We note your response to prior comment 11, which includes additional details of your methodology and measurement of impaired loans, and charge-off policies. Please revise your disclosure in future filings to include similar discussion that is consistent with the entirety of this response. Please provide us a copy of your proposed sample disclosure.

Response:

In future filings, we will include disclosure along the following lines:

“Measurement of the impairment on our impaired loans is based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or collateral value as a practical expedient in accordance with ASC 310-10-35.

Our impaired loan balance at March 31, 2010, and December 31, 2009, classified by the method used to measure impairment was as follows:

	March 31, 2010	December 31, 2009

Method used to measure impairment
Discounted cash flow	$6,863	$7,020
Collateral value	7,468	5,866
Observable market price	–	–
Total	$14,331	$12,886

We determine whether a loan is collateral-dependent in accordance with ASC 310-10-35, which states that, a loan is collateral dependent if the repayment of the loan is expected to be provided solely by the underlying collateral. We record reserves based upon the present value of expected future cash flows discounted at the loan's effective interest rate or collateral value as a practical expedient. For loans where we deem foreclosure to be probable, we record reserves based on collateral values. For Real Estate, reserves are based on a discounted cash flow methodology, except in situations where the loan is within 24 months of maturity or foreclosure is deemed probable, in which case reserves are based on the fair value of the underlying collateral. A substantial majority of our Real Estate impaired loans have specific reserves that are determined based on the fair value of the underlying collateral.

(7)

Write-offs on impaired loans are based on amounts deemed uncollectible and are reviewed quarterly. Write-offs on Real Estate loans are generally recorded upon the initiation of foreclosure or early settlement by the borrower, or in some cases, based on the passage of time depending on specific facts and circumstances. In CLL, loans are written-off when deemed uncollectible (e.g., when the borrower enters restructuring or collateral is to be liquidated). In Consumer, loans secured by residential real estate (both revolving and closed-end loans) are written down to the fair value of collateral, less costs to sell, no later than when they become 360 days past due.”

We supplementally advise the Staff that we did not include information regarding specific accounts without reserves (as previously included in our response #11) in our above draft disclosure, as we believe the information is not material to an investor’s analysis.  Should these or other matters affecting our reserve analysis become material, we will include additional disclosure in future filings, consistent with our previous response.

7.
We note your response to prior comment 14 where you indicate that your Real Estate business monitors loans with interest reserves “in a manner similar to its overall loan portfolio.” Due to the nature of interest reserve payments, loans with interest reserves have the ability to appear to be performing in accordance with contractual terms as these interest reserve payments are made even though the underlying loans or projects are experiencing difficulties in completion and payment. In this regard, please tell us in detail how you specifically monitor these loans for impairment to ensure the projects will be completed and the loans paid when due at their maturity in accordance with the contractual terms.

Response:

As noted in our response to prior comment 14, the majority of loans with interest reserves relate to developed properties, with only $224 million of construction loans for projects still under development as of June 30, 2010.

In addition to the rigorous asset management monitoring performed across the broader loan portfolio, we employ various incremental monitoring procedures for loans with interest reserves commensurate with their higher risk profile. Specifically, we have a specialized construction and draw team within our asset management organization responsible for performing due diligence and project status evaluation on every borrower draw request (monthly for construction development loans). Due diligence procedures include independent engineering and architectural site visits and assessments, vendor invoice reconciliation, and balancing of the sources and uses of cash required to complete the project. To the extent the remaining cash available is not adequate to fund the completion of the project, draw requests typically are declined until such time that the borrower contributes additional equity to balance the sources and uses of cash. As construction projects near completion and can begin leasing activity, leasing milestones are monitored on a monthly (construction development) or quarterly (renovation) basis. Additionally, remaining interest reserves are monitored on a monthly basis for adequacy relative to the status of the project and projected cash flow of the collateral. Loans with inadequate interest reserves are identified for enhanced asset management monitoring and workout discussions with the borrower.

(8)

All individual loans, including loans with interest reserves, are evaluated for impairment under ASC 310-10-35 on a quarterly basis. This impairment evaluation considers current loan-to-value (LTV) ratios reflecting the status of development and renovation activities. Valuations of construction development projects reflect projected stabilized value upon completion of construction and currently estimated lease-up. Consistent with the overall loan portfolio, valuation assumptions for collateral related to loans with interest reserves are updated at least semi-annually, with assumptions for higher-risk assets updated quarterly. Our valuation assumption review for collateral undergoing development and renovation activity includes detailed review of project completion status and operational milestones, and identifies loans or projects that are experiencing difficulties in completion and payment.

8.
We note your response to prior comment 16 that, “foreclosed real estate assets are initially recorded at the lower of the net investment in the related financing receivable or the internally-generated estimate of fair value of the property less costs to sell, if classified as held for sale.” FASB ASC 310-10-35-32 requires that when foreclosure is probable, a creditor shall measure the impairment based on the fair value of the collateral. Please confirm that when the foreclosure is probable, prior to the actual foreclosure of the real estate assets, your policy is to record the associated finance receivable at the estimated fair value of the property less costs to sell. Please also tell us whether your policy is to true-up the loan balance to the current fair value less costs to sell immediately prior to foreclosure, such that regardless of your intention to hold or sell the foreclosed property, the foreclosed real estate assets would be recorded at fair value of the property less costs to sell at the time of foreclosure.

Response:

Our policy is to record finance receivables probable of foreclosure at the estimated fair value of the property in accordance with FASB ASC 310-10-35-32, and to true up the loan balance to current fair value immediately prior to foreclosure. We believe that the guidance in FASB ASC 310-10-35-32 requires collateral to be fair valued in accordance with the measurement guidance in FASB ASC 820-10-35-7. Due to our ability to hold collateral subsequent to foreclosure in order to stabilize operating results and maximize recovery, we do not view the satisfaction of foreclosed loans to be solely dependent on the sale of collateral, and therefore do not believe that further adjustment of fair value estimates to reflect our estimated cost to sell the property are necessary under FASB ASC 310-10-35-23. As such, we have not deducted costs to sell from the estimated fair value of the property to the extent the property does not meet the FASB ASC 360-10-45-12 criteria to be classified as held for sale at the time of foreclosure.  Such deductions, to the extent they would have been applied to our current portfolio of foreclosed real estate, would have been immaterial (approximately $27 million).

(9)

Should you have any questions regarding this matter, please don’t hesitate to contact me at 203-373-2444.

GENERAL ELECTRIC COMPANY

Jamie S. Miller
Vice President – Controller

cc:	J. R. Immelt, Chairman of the Board and Chief Executive Officer
K. S. Sherin, Vice Chairman and Chief Financial Officer
D. A. Warner, III, Chairman, Audit Committee
B. B. Denniston, Senior Vice President and General Counsel
M. R. McAlevey, Vice President and Chief Corporate, Securities and Finance Counsel
W. J. O’Mara, Partner, KPMG LLP

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